

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

June 19, 2012

Via E-Mail

Justin Klein, Esq.
Ballard Spahr LLP
1735 Market Street, 51st Floor
Philadelphia, PA 19103-7599

> **Re:** **USA Technologies, Inc.**
> **Definitive Additional Materials filed on Schedule 14A**
> **Filed on June 18, 2012**
> **File No. 1-33365**

Dear Mr. Klein:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

Definitive Additional Materials

1. We note your use of Adjusted EBITDA, a non-GAAP measure. In future filings, please present with equal or greater prominence the most directly comparable financial measure or measures calculated and presented in accordance with GAAP. Refer to Item 10(e)(1)(i) of Regulation S-K. In this regard, we note that you have included the GAAP reconciliation as an endnote to the disclosure. In addition, in future filings, please refrain from the extensive use of footnotes and endnotes in your soliciting material.

2. Please avoid issuing statements in your soliciting materials that directly or indirectly impugn character, integrity or personal reputation or make charges of illegal, improper or immoral conduct without factual foundation. Please revise to disclose the specific

statements by Mr. Tirpak that you believe are false and misleading, and then disclose the factual foundation for your assertions that the statements are false or misleading or delete your statements in future solicitations. In this regard, note that the factual foundation for such assertions must be reasonable. Refer to Rule 14a-9. We note the following statements:

- "It is our strong belief that Tirpak's false and misleading statements underscore a marked lack of integrity and understanding of USAT's Business;"
- "Tirpak's characterization of the financial prospects of USAT's service model are grossly false and misleading;"
- "Tirpak's assertions about Jumpstart are pure fabrication;"
- "Tirpak's statement that USAT does not make money on transactions is false;"
- "Tirpak makes false claims about USAT's hardware;"
- "By making these and other reckless representations, we believe that Tirpak has harmed the goodwill of our business, and jeopardized valuable USAT customer and partner relationships;" and
- "Given Brad Tirpak's history of misrepresentations and value destruction, false and misleading statements, lack of integrity and utter failure to understand USAT's business…."

Please direct any questions to me at (202) 551-3411. You may also contact me via facsimile at (202) 772-9203. Please send all correspondence to us at the following ZIP code: 20549-3628.

Sincerely,

/s/ Peggy Kim

Peggy Kim
Special Counsel
Office of Mergers & Acquisitions